CLIFFORD L. NEUMAN, P.C.

Attorneys at Law

TEMPLE-BOWRON HOUSE

1507 PINE STREET

BOULDER, COLORADO 80302

Telephone: (303) 449-2100

Facsimile: (303) 449-1045

E-mail: clneuman@neuman.com

July 1, 2011

Alexandra Ledbetter

Securities and Exchange Commission

100 F Street NE

Washington, DC  20549

Re:

Magellan Gold Corporation

Registration Statement on Form S-1

Filed May 18, 2011

File No. 333-174287

Dear Ms. Ledbetter:

On behalf of Magellan Gold Corporation (“Company”), please be advised that the Company has, on this date, electronically filed by Edgar with the Commission its Pre-Effective Amendment No. 1 to Form S-1 Registration Statement.

To expedite your review, please accept the following in response to the comments of the Commission dated June 14, 2011.

Comment 1:

Noted.  Page number references included.

Comment 2:

We have added a disclosure that Athena may be deemed to be an underwriter in the distribution.  See page 1.

Comment 3:

Revised as requested.  See pages 3, 9 and 30.

Comment 4:

Revised as requested.  See page 22.

Comment 5:

Revised as requested.  See page 22.

Comment 6:

Revised as requested.  See pages 13, 14, 15, 16 and 17.

Comment 7:

Revised as requested.  See page 28.

Comment 8:

Revised as requested.  See pages 29, 53 and 54.  Supplementally, please be advised that this issue is addressed in the Risk Factor on page 13 titled “We .might be unable to raise additional financing …”.

Alexandra Ledbetter, Staff Attorney

July 1, 2011

Comment 9:

Revised as requested.  See page 57.

Comment 10:

Revised as requested.  See pages 57 – 58.

Comment 11:

Duly noted.

Comment 12:

Revised as requested.  See page F-10.

Comment 13

Revised as requested.  See pages 71-72.

Comment `14:

Revised as requested.  See signature page at page 73.

Comment 15:

Revised as requested.  See revised Exhibit 5.1.

Comment 16:

Revised as requested.  See revised opinion at Exhibit 5.1.

Comment 17:

Revised as requested.  See page 9.

Comment 18:

Revised as requested.  See pages 9-10.

Comment 19:

Revised as requested.  See pages 43, 47 and 50.

Comment 20:

Revised as requested.  See maps at pages 37, 44 and 48.

Comment 21:

Revised as requested.  Please note that the Company is not claiming to have any mineral reserves.

Comment 22

Revised as requested.  References to adjacent or analogous properties have been deleted.  See, generally, pages 44, 45, 46, 49 and 50.

Comment 23:

Revised as requested.  See, generally, pages 43 through 53.

Comment 24

Revised as requested.  See page 51 to 52 under the heading “Our Exploration Process”.  Supplementally, please be advised that we have collected no samples to date.

        Further, on behalf of the Company, we acknowledge that:

•

the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•

staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Alexandra Ledbetter, Staff Attorney

July 1, 2011

Please advise if we can provide further information.

Sincerely,

Clifford L Neuman PC

/s/ Clifford L. Neuman

Clifford L. Neuman

CLN:mv

cc:  Mr. John C. Power